Exhibit 99.1

Borr Drilling Limited – Entering MoU to streamline Mexico operations and improve liquidity

June 15, 2021: Borr Drilling Limited (the “Company”, “Borr Drilling”) (NYSE and OSE: BORR) has five rigs working for joint ventures which are jointly owned with our Mexican partner providing integrated well services for Pemex. The services commenced in May 2019 and have provided Pemex with an incremental production of approximately 125,000 barrels of oil per day from 21 wells drilled so far. In our most recent meeting with Pemex management we have received a very favourable review of the performance and the cost efficiency of this operation. The integrated well services joint ventures have received a request for extension of this program, which in turn is expected to employ the five Borr Drilling rigs until the end of 2022.

In connection with this extension, the Company and our Mexican partner have entered into a Memorandum of Understanding (“MoU”) to make certain changes in the structures of the joint ventures, where our Mexican partner will buy Borr Drilling’s 49% stake of the integrated services JVs Opex and Akal (the “IWS JVs”). The transaction is expected to free up a gross amount of $28 million for Borr Drilling, representing historic profits in the IWS JVs, which is incremental to the dayrate earnings resulting from the provision of drilling services, as well as the settlement of other payables.

Simultaneously, Borr Drilling will acquire an incremental 2% stake of the joint ventures performing drilling services (the “Drilling JVs”) from the Mexican partner, and by that hold a 51% majority ownership position. The Drilling JVs will continue to earn day rates from its main customers Opex and Akal through regular drilling contracts.  This will streamline the Company’s Mexican operation, reduce our risk, and over time lead to a more stable cash-flow. The Company expects to close the transaction within the third quarter of 2021.

As of the end of Q1 2021, Borr Drilling reported a receivable balance of $30.3 million from its related parties, mainly representing bareboat revenue and other earnings due from the Drilling JVs. In addition, the Drilling JVs have a positive working capital balance and retained profits attributable to Borr Drilling. The $28 million gross settlement for the transaction is in addition to this amount.

The cash generated by the Company’s 13 operating rigs is expected to cover the finance, stacking and G&A cash cost for the third quarter 2021. Additionally, with improved regularity in payments from Pemex, continued operation of Borr Drilling’s rigs in Mexico until 2022, the proceeds from the sale of the IWS JVs, and an overall activity for the Company in excess of 13 rigs should provide the Company with sufficient liquidity runway until the current debt maturities in 2023. The Company is also optimistic about re-activations of additional warm stacked rigs due to improved market conditions.

Hamilton, Bermuda
15 June 2021

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “potentially”, “expected”, “should” and “will” and similar expressions and include statements relating to the commencement of closing of the transaction, receivable balances, retained profit and working capital, gross settlement, the operating margin of 13 operating rigs to cover the finance, stacking and G&A cash costs for the third quarter 2021, regularity of payments from Pemex, contracts of rigs, sufficient liquidity runway until the current debt maturities in 2023, improved market conditions and other non-historical matters. Such forward-looking statements are subject to risks, uncertainties and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein and other factors described in the section entitled “Risk Factors” in our prospectuses and filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.